CM Advisors Family of Funds

October 12, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:
CM Advisors Family of Funds (the “Trust”), on behalf of its series portfolios, CM Advisors Fund (the “Advisors Fund”), CM Advisors Fixed Income Fund (the “Fixed Income Fund”), the CM Advisors Opportunity Fund (the “Opportunity Fund”) and the CM Advisors Value Fund (the “Value Fund”, and collectively, the “Funds”)

File Nos. 811-21260 and 333-101585

Response to Comments on Post-Effective Amendment No. 12 on Form N-1A

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to oral comments provided by Ms. Debra O’Neal Johnson of the staff of the Securities and Exchange Commission (the “Commission”) on September 9, 2010 in connection with Post-Effective Amendment No. 12 to the Trust’s registration statement on Form N-1A, which was filed with the Commission on July 30, 2010.  Set forth below are the comments provided by the Commission staff and the Trust’s responses to such comments:

PROSPECTUS

1.
Comment:  In the “Fees and Expenses of the Fund” section of the Fund Summary for the Advisors Fund, since annual fund operating expenses for the Advisors Fund would not have been reduced had the Expense Limitation Agreement described in footnote 2 to the Annual Fund Operating Expenses table been in effect during the Fund’s most recent fiscal year, footnote 2 should be deleted.

Response:    Footnote 2 to the Advisors Fund’s Annual Fund Operating Expenses table in the “Fees and Expenses of the Fund” section of the Fund Summary has been deleted.

2.
Comment:  Given that the Advisors Fund and the Fixed Income Fund report acquired fund fees and expenses of 0.03% and 0.07%, respectively, in their Annual Fund Operating Expenses tables in the “Fees and Expenses of the Fund” section of the Fund Summary, is investing in other investment companies and/or exchange-traded funds a principal investment strategy of the Advisors Fund or the Fixed Income Fund?

Response:  Investing in other investment companies is a principal investment strategy of the Advisors Fund and the Fixed Income Fund.  In the first paragraph of the section “Principal Investment Strategies of the Advisors Fund” section of the Fund Summary, it is disclosed that the Advisors Fund may invest in cash equivalents, such as money market funds, when the Advisor believes they offer more attractive opportunities than equity or fixed income securities.  In the first paragraph of the section “Principal Investment Strategies of the Fixed Income Fund” section of the Fund Summary, it is disclosed that, under normal circumstances, the Fixed Income Fund will invest at least 80% of its net assets in fixed income securities, which are defined to include “fixed income securities and shares of other investment companies that invest primarily in fixed income securities”.  Neither the Advisors Fund nor the Fixed Income Fund currently intend to invest in exchange-traded funds as a principal investment strategy.

The following risk disclosure has been added to the section “Principal Risks of Investing in the Advisors Fund” in the Fund Summary:

“• Other Investment Companies Risk – Investments in other investment companies subject the Advisors Fund to additional operating and management fees and expenses.  Investors in the Advisors Fund will indirectly bear fees and expenses charged by the underlying investment company in which the Fund invests, in addition to the Fund’s direct fees and expenses. Other investment companies are also subject to the risks of the underlying securities in which they invest.”

3.
Comment:  The last paragraph of the section “Principal Investment Strategies of the Advisors Fund – Fixed Income Securities” in the Fund Summary states that the Advisors Fund “may hold cash or cash equivalent positions for extended periods of time while the Advisor waits for the equity and fixed income securities markets to offer more attractive opportunities.”  Disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective), in accordance with Instruction 6 to Item 9(b)(1) of Form N-1A.

Response:  As indicated in the response to Comment 2 above, investing in other investment companies is a principal investment strategy of the Advisors Fund.  Accordingly, the disclosure cited in the last paragraph of the section “Principal Investment Strategies of the Advisors Fund – Fixed Income Securities” in the Fund Summary, stating that the Advisors Fund “may hold cash or cash equivalent positions for extended periods of time while the Advisor waits for the equity and fixed income securities markets to offer more attractive opportunities” does not describe the taking of a temporary defensive position in accordance with Instruction 6 to Item 9(b)(1) of Form N-1A.  Each Fund, including the Advisors Fund, does however reserve the right to take a temporary defensive position, which is disclosed, along with the effect of taking such a position, in the section titled Other Information About the Funds’ Investment Objectives, Investment Strategies and Related Risks as follows:

“Temporary Defensive Positions. Each Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in an attempt to respond to adverse market, economic, political, or other conditions. During such an unusual set of circumstances, a Fund may hold up to 100% of its portfolio in cash or cash equivalent positions. When a Fund takes a temporary defensive position, the Fund may not be able to achieve its investment objective.”

4.
Comment:  In the first paragraph of the “Performance Summary” section of the Fund Summary for each Fund, if the Fund provides performance information on its website, include the website address in addition to the toll-free number in the last sentence of the paragraph.

Response:  The Funds currently do not provide performance information on their website.

5.
Comment:  In the “Tax Information” section of the Fund Summary for each Fund, disclose that shareholders investing through tax-deferred arrangements might be taxed later upon withdrawal of monies from those accounts.

Response:  Disclosure has been added to the “Tax Information” section of the Fund Summary for each Fund stating “If you are investing through a tax-deferred arrangement, you may be taxed later upon withdrawal of monies from those accounts.”

6.
Comment:  If the Opportunity Fund utilizes short selling, interest expense on securities sold short should be reflected in the Annual Fund Operating Expenses table in the “Fees and Expenses of the Fund” section of the Fund Summary.

Response:  If the Opportunity Fund utilizes short selling, interest expense on securities sold short will be reflected in the Annual Fund Operating Expenses table in the “Fees and Expenses of the Fund” section of the Fund Summary for such Fund.

7.
Comment:  In the sections “Principal Investment Strategies of the Opportunity Fund” and “Principal Investment Strategies of the Value Fund” in the Fund Summary, it is disclosed that the Funds may invest in fixed income securities such as corporate bonds or U.S. Government securities.  Disclose any limitations or guidelines with respect to the fixed income securities in which the Funds may invest, such as maturity or quality restrictions, and disclose any principal risks in connection with such investments.  Specifically, if the Opportunity Fund or the Value Fund may invest in lower-rated fixed income securities, such as high-yield (“junk”) bonds as a principal investment strategy, disclose the risks of such investments as a principal risk of the Fund.

Response:  The following disclosure has been added to the last paragraph of the section “Principal Investment Strategies of the Opportunity Fund” and to the second paragraph of the section “Principal Investment Strategies of the Value Fund” in the Fund Summary of the applicable Fund:

“The [Opportunity/Value] Fund may, without limitation, purchase fixed income securities of any maturity or yield, provided that corporate debt obligations shall primarily be “investment grade” securities rated in one of the four highest rating categories by any nationally recognized rating agencies or, if not so rated, will be of equivalent quality in the opinion of the Advisor.  The [Opportunity/Value] Fund may also, without limitation, purchase fixed income securities in any sector and issued by any size company, municipality or government body.”

In addition, the following disclosure has been added to the sections “Principal Risks of Investing in the Opportunity Fund” and “Principal Risks of Investing in the Value Fund” in the Fund Summary of the applicable Fund:

“• Maturity Risk – Maturity risk is another factor that can affect the value of the [Opportunity/Value] Fund’s fixed income security holdings. In general, but not in all cases, the longer the maturity of a fixed income security, the higher its yield and the greater its price sensitivity to changes in interest rates. Conversely, the shorter the maturity, the lower the yield but the greater the price stability. The [Opportunity/Value] Fund will be subject to greater maturity risk to extent it is invested in fixed income securities with longer maturities.”

8.	Comment: Since the Opportunity Fund and the Value Fund may invest in fixed income securities as a principal investment strategy, credit risk should be disclosed as a principal risk of each Fund.

Response:  The following disclosure has been added to the sections “Principal Risks of Investing in the Opportunity Fund” and “Principal Risks of Investing in the Value Fund” in the Fund Summary of the applicable Fund:

“• Credit Risk – The [Opportunity/Value] Fund’s fixed income securities will be subject to credit risks.  Issuers of fixed income securities who are experiencing difficult economic circumstances, either because of a general economic downturn or individual circumstances, may be unable to make interest payments on their fixed income securities when due. Additionally, issuers of fixed income securities may be unable to repay the principal upon maturity of such securities. These “credit risks” are reflected in the credit ratings assigned to fixed income securities by organizations such as Moody’s, S&P or Fitch and may cause the price of a fixed income security to decline and may affect liquidity for the security. Normally, fixed income securities with lower credit ratings will have higher yields than fixed income securities with the highest credit ratings, reflecting the relatively greater risk of fixed income securities with lower credit ratings.”

9.
Comment:  Please represent supplementally that, as new funds, a good faith estimate of “Other Expenses” will be presented in the Annual Fund Operating Expenses table in the “Fees and Expenses of the Fund” section of the Fund Summary for the Opportunity Fund and the Value Fund.

Response:  As new funds, a good faith estimate of “Other Expenses” will be presented in the Annual Fund Operating Expenses table in the “Fees and Expenses of the Fund” section of the Fund Summary for the Opportunity Fund and the Value Fund.

10.
Comment:  Item 4 of Form N-1A requires that funds summarize their principal investment strategies and principal risks based on the information given in response to Items 9(b) and 9(c).  Explain supplementally why the current disclosure format, in which the Funds’ principal investment strategies and risks are fully disclosed in response to

Item 4 in the Fund Summary section of the Prospectus and supplemented by additional information disclosed in response to Items 9(b) and 9(c) in Other Information About the Funds’ Investment Objectives, Investment Strategies and Related Risks, is appropriate.

Response:  General Instruction C(3)(a) to Form N-1A states in relevant part that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”  The Trust believes that the Fund Summary section of the Prospectus and the section titled Other Information About the Funds’ Investment Objectives, Investment Strategies and Related Risks, when read together, adequately disclose the Funds’ principal investment strategies and principal risks.  Accordingly, the Trust believes the current disclosure format is appropriate.

11.
Comment:  The first sentence of the first paragraph in Other Information About the Funds’ Investment Objectives, Investment Strategies and Related Risks states that each Fund’s investment objective may be changed by the Board of Trustees without shareholder approval upon prior written notice to shareholders.  If the Funds have a policy to provide shareholders with notice of any specific number of days prior to such a change, disclose the length of notice to be provided.

Response:  The first sentence of the first paragraph in Other Information About the Funds’ Investment Objectives, Investment Strategies and Related Risks has been revised to read as follows (new text underlined):

“Each Fund’s investment objective may be changed by the Board without shareholder approval upon at least 60 days’ prior written notice to the shareholders.”

12.
Comment:  Revise the disclosure in the third paragraph of Management and Administration – Investment Advisor or the disclosure in the footnotes to the Annual Fund Operating Expenses tables in the “Fees and Expenses of the Fund” section of the Fund Summary for the Opportunity Fund and the Value Fund so that the parenthetical lists of expenses to be excluded from the calculation of Fund expenses under the Expense Limitation Agreements are consistent among the disclosures.

Response:  The disclosure in the footnotes to the Annual Fund Operating Expenses tables in the “Fees and Expenses of the Fund” section of the Fund Summary for the Opportunity Fund and the Value Fund has been revised to add “payments, if any, under a Rule 12b-1 Plan” to the parenthetical list of expenses to be excluded from the calculation of Fund expenses under the Expense Limitation Agreements.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

13.
Comment:  In the section Board of Trustees, Executive Officers and Principal Shareholders, revise the column heading of the sixth column to state “Other Directorships Held During the Past 5 Years” (new text underlined) and confirm that other directorships held by each Trustee during that time are disclosed.

Response:  The requested change has been made and the Trust has confirmed that the current disclosure is accurate.

*                      *                      *                      *                      *

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary

cc:	Debra O’Neill Johnson
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop S-5
Washington, DC 20549

David V. Swann
Van Den Berg Management I, Inc.
805 Las Cimas Parkway, Suite 430
Austin, TX 78746

Thomas W. Steed, III
Kilpatrick Stockton, LLP
3737 Glenwood Avenue, Suite 400
Raleigh, NC 27612